Deloitte                                       Deloitte & Touche LLP
2000 Manulife Place
10180 - 101 Street
Edmonton AB T5J 4E4
Canada

                                                        Tel: 780-421-363
                                                        Fax: 780-421-3782
                                                        www .deloitte.ca

October 30, 2007

The American Stock Exchange
86 Trinity Place
New York NY 100006
USA

Dear Sirs:

Subject:	Change of Auditors

With respect to the change in auditors of ViRexx Medical Corp. from PriceWaterhouseCoopers LLP to
Deloitte & Touche LLP, we confirm that we have read the Change of Auditor Notice dated October 4,
2007, which we understand will be filed pursuant to Section 4.11 of the Canadian Securities
Administrators National Instrument 51-102, and we agree with the information contained in the Notice.

Yours truly,

(signed) “Deloitte & Touche LLP”
Deloitte & Touche LLP

kg\Virexx Medical Corp\AMEXoct30.doc

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